Investor Presentation First Quarter 2021 Nasdaq: OCSI Filed by Oaktree Strategic Income Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934 Subject Company: Oaktree Strategic Income Corporation File No. of Related Registration Statement: 333-250891

Forward Looking Statements & Legal Disclosures Some of the statements in this presentation constitute forward-looking statements because they relate to future events or our future performance or financial condition. The forward-looking statements contained in this presentation may include statements as to: our future operating results and distribution projections; the ability of Oaktree Fund Advisors, LLC (“Oaktree”) to reposition our portfolio and to implement Oaktree’s future plans with respect to our business; the ability of Oaktree and its affiliates to attract and retain highly talented professionals; our business prospects and the prospects of our portfolio companies; the impact of the investments that we expect to make; the ability of our portfolio companies to achieve their objectives; our expected financings and investments and additional leverage we may seek to incur in the future; the adequacy of our cash resources and working capital; the timing of cash flows, if any, from the operations of our portfolio companies; and the cost or potential outcome of any litigation to which we may be a party. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this presentation involve risks and uncertainties. Our actual results could differ materially from those implied or expressed in the forward-looking statements for any reason, including the factors set forth in “Risk Factors” and elsewhere in our annual report on Form 10-K for the fiscal year ended September 30, 2020. Other factors that could cause actual results to differ materially include: changes or potential disruptions in our operations, the economy, financial markets or political environment; risks associated with possible disruption in our operations or the economy generally due to terrorism, natural disasters or the COVID-19 pandemic; future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities) and conditions in our operating areas, particularly with respect to business development companies or regulated investment companies; general considerations associated with the COVID-19 pandemic; the ability of the parties to consummate the two-step merger (the “Mergers”) of OCSI with and into Oaktree Specialty Lending Corporation (“OCSL”) on the expected timeline, or at all; the ability to realize the anticipated benefits of the Mergers; the effects of disruption on our business from the proposed Mergers; the combined company’s plans, expectations, objectives and intentions, as a result of the Mergers; any potential termination of the Merger Agreement; the actions of our stockholders or the stockholders of OCSL with respect to the proposals submitted for their approval in connection with the Mergers; and other considerations that may be disclosed from time to time in our publicly disseminated documents and filings. We have based the forward-looking statements included in this presentation on information available to us on the date of this presentation, and we assume no obligation to update any such forward-looking statements. Although we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that we may make directly to you or through reports that we in the future may file with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. Additional Information and Where to Find It This communication relates to the Mergers, along with related proposals for which stockholder approval is being sought (collectively, the “Proposals”). In connection with the Proposals, each of OCSL and OCSI has filed relevant materials with the SEC, including a registration statement on Form N-14, which includes a joint proxy statement of OCSL and OCSI and a prospectus of OCSL (the “Joint Proxy Statement”). The Joint Proxy Statement was mailed to stockholders of OCSL and OCSI on or about January 21, 2021. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. STOCKHOLDERS OF OCSL AND OCSI ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OCSL, OCSI, THE MERGERS AND RELATED MATTERS. Investors and security holders are able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov or, for documents filed by OCSL, from OCSL’s website at http://www.oaktreespecialtylending.com, and, for documents filed by OCSI, from OCSI’s website at http://www.oaktreestrategicincome.com. Participants in the Solicitation OCSL and OCSI and their respective directors, certain of their respective executive officers and certain other members of management and employees of Oaktree Fund Advisors, LLC and its affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of OCSL and OCSI in connection with the Proposals. Information about the directors and executive officers of OCSL and OCSI is set forth in the Joint Proxy Statement. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the OCSL and OCSI stockholders in connection with the Mergers is contained in the Joint Proxy Statement and other relevant materials filed with the SEC. These documents may be obtained free of charge from the sources indicated above. No Offer or Solicitation This presentation is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this presentation is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in OCSI, OCSL or in any fund or other investment vehicle managed by Oaktree or any of its affiliates. Unless otherwise indicated, data provided herein are dated as of December 31, 2020.

Forward Looking Statements & Legal Disclosures (continued) Calculation of Assets Under Management References to total "assets under management" or "AUM" represent assets managed by Oaktree and a proportionate amount of the AUM reported by DoubleLine Capital LP ("DoubleLine Capital"), in which Oaktree owns a 20% minority interest. Oaktree's methodology for calculating AUM includes (i) the net asset value (“NAV”) of assets managed directly by Oaktree, (ii) the leverage on which management fees are charged, (iii) undrawn capital that Oaktree is entitled to call from investors in Oaktree funds pursuant to their capital commitments, (iv) for collateralized loan obligation vehicles ("CLOs"), the aggregate par value of collateral assets and principal cash, (v) for publicly-traded business development companies, gross assets (including assets acquired with leverage), net of cash, and (vi) Oaktree's pro rata portion (20%) of the AUM reported by DoubleLine Capital. This calculation of AUM is not based on the definitions of AUM that may be set forth in agreements governing the investment funds, vehicles or accounts managed and is not calculated pursuant to regulatory definitions.

Managed by Oaktree: A Leading Global Alternative Asset Manager ($ in billions) Investment Areas (by AUM)3 Founded in 1995, Oaktree is a leading global investment management firm focused on credit investing Assets under management of $148 billion1 in contrarian, value-oriented, risk-controlled investment strategies across a variety of asset classes Manages assets for a wide variety of clients including many of the most significant investors in the world As of December 31, 2020 1Includes Oaktree’s proportionate amount of DoubleLine Capital AUM resulting from its 20% minority interest therein. See Forward Looking Statements & Legal Disclosures section for important information regarding Oaktree’s calculation methodology for assets under management. 2Includes offices of affiliates of Oaktree-managed funds in Amsterdam, Luxembourg and Dublin. Oaktree is headquartered in Los Angeles. 3Excludes amount of DoubleLine Capital AUM. Global Footprint2 Los Angeles New York Stamford Paris London Amsterdam Frankfurt Singapore Tokyo Hong Kong Beijing Seoul Luxembourg Shanghai Dubai Dublin Houston Sydney Over 1,000 professionals in 19 cities and 14 countries credit $81.5 private equity $15.1 real assets $15.2 listed equities $8.9 ($ in billions) Historical Assets Under Management1 Helsinki

Trusted partner to financial sponsors and management teams based on long-term commitment and focus on lending across economic cycles Strong market presence and established relationships with many sources of investment opportunities – private equity sponsors, capital raising advisers and borrowers The Oaktree Advantage scale track record flexibility relationships $148 billion in assets under management; $82 billion in credit strategies A deep and broad credit platform drawing from more than 250 highly experienced investment professionals with significant origination, structuring and underwriting expertise Expertise to structure comprehensive, flexible and creative credit solutions for companies of all sizes across numerous industry sectors Access to proprietary deal flow and first look at investment opportunities Premier credit manager and a leader among alternative investment managers for more than 20 years As of December 31, 2020 A disciplined portfolio management approach demonstrated across market cycles Over $23 billion invested in more than 400 directly originated loans since 2005 Long history of private credit investing Capacity to invest in large deals and to sole underwrite transactions Active investor in periods of market strength and distress

Experienced Management Team Mel Carlisle, Chief Financial Officer & Treasurer Managing Director, Head of Oaktree’s Distressed Debt and Strategic Credit Fund Accounting Groups 24-year career with Oaktree Prior experience includes public accounting at PwC and fund accounting at TCW Group, Inc. Kim Larin, Chief Compliance Officer Managing Director, Oaktree’s Deputy Chief Compliance Officer 17-year career with Oaktree Chief Compliance Officer of the Oaktree Mutual Funds Armen Panossian, Chief Executive Officer & Chief Investment Officer Managing Director, Portfolio Manager of Oaktree’s Strategic Credit Strategy and Oaktree’s Head of Performing Credit Joined Oaktree in 2007 as a senior member of its Distressed Debt investment team Previously Portfolio Manager of Oaktree’s U.S. Senior Loan group and led the launch of Oaktree’s CLO business Experience investing across market cycles in performing and stressed asset classes Matt Pendo, President & Chief Operating Officer Managing Director, Head of Oaktree’s Corporate Development and Capital Markets Joined Oaktree in 2015 CIO of TARP (Troubled Asset Relief Program) of the U.S. Department of the Treasury 30 years of investment banking experience at leading Wall Street firms OCSI is supported by Strategic Credit team of over 20 tenured investment professionals located in Los Angeles, New York and London As of December 31, 2020

Oaktree’s Investment Philosophy Emphasis on fundamental credit analysis, consistency and downside protection are key tenets of Oaktree’s investment philosophy, all of which are strongly aligned with the interests of Oaktree Strategic Income shareholders Primacy of Risk Control Control primarily for risk, rather than return May underperform in the most bullish markets, but prudence across investing environments and limiting losses has been foremost in our investment approach over time and throughout cycles Avoid Losers & Winners Take Care of Themselves Avoidance of investments that could impair capital over long term Opportunistic generation of meaningfully higher return potential in certain environments Market Inefficiency The private credit market is a relatively less efficient, less well trafficked market, providing opportunities for incremental return relative to risk Willingness to invest and lend during times of market stress, when others are retreating Benefits Of Specialization Expertise in creative, efficient structuring and institutional knowledge of bankruptcies and restructurings enables a focus on risk control that competitors lack Emphasis On Consistency An emphasis on consistency is a core tenet of Oaktree’s investment philosophy and approach We allow the market to dictate opportunities; we need not rely on macro forecasts Selectivity Oaktree’s platform provides an extensive reach across credit markets providing access to deal flow and the ability to be highly selective Oaktree’s Underwriting Criteria and Investment Process Have Been Demonstrated Across Market Cycles

Oaktree’s Approach to Direct Lending Focus on proprietary investment opportunities as well as partnering with other lenders as appropriate Leverage the networks and relationships of Oaktree’s over 250 investment professionals Dedicated sourcing professionals are in continuous contact with private equity sponsors, management teams, capital raising advisors and corporations Focus on companies with resilient business models, strong underlying fundamentals, significant asset or enterprise value and seasoned management teams Leverage deep credit and deal structuring expertise to lend to companies that have unique needs, complex business models or specific business challenges Maintain discipline around fundamental credit analysis with a focus on downside protection Conduct extensive diligence on underlying collateral value whether cash flows, hard assets or intellectual property Leverage Oaktree’s significant expertise in identifying structural risks and developing creative solutions in an effort to enhance downside protection Limited experience and expertise of other lenders with credit agreements may reduce competition for certain opportunities Include covenant protections designed to ensure lenders can get back to the table and "stop the clock" before a deal reaches impairment Reduce the impact of individual investment risks by diversifying portfolios across industry sectors Monitor the portfolio on an ongoing basis to manage risk and take preemptive action to resolve potential problems Emphasis on Proprietary Deals Focus on High-quality Companies and Extensive Diligence Employ Innovative Loan Structures to Manage Risk Disciplined Portfolio Management

Ability to Address a Wide Range of Borrower Needs Extensive, Global Credit Platform to Source Deal Flow Oaktree’s Extensive Origination Capabilities Strong market presence and established relationships with financial sponsors, management teams, capital raising advisors and individual issuers Emphasis on proprietary deals: Frequent “first look” opportunities, well positioned for difficult and complex transactions Established reputation as a “go-to” source for borrowers, large and small, due to longstanding track record in direct lending; with over $23 billion invested in more than 400 directly originated loans since 20051 Extensive origination capabilities leads to greater ability to source quality investments 1As of December 31, 2020. Capability to invest across the capital structure Certainty to borrowers by seeking to provide fully underwritten finance commitments Capacity to fund large loans

Oaktree’s Credit Investment Process Source Leverage Oaktree’s global platform: Team of 250+ highly- experienced investment professionals Strong market presence and established relationships with financial sponsors, management teams and capital raising advisers Screen Using Investment Criteria Viability of long-term business model Capital structure characteristics Level of assets or enterprise value coverage Forecasted operating performance and liquidity profile Ability to enforce creditor rights Quality of management team and equity ownership Research Diligence opportunities utilizing internal and external resources Oaktree investment teams in the U.S. and abroad 3rd party experts and analysis Network of industry management teams Perform what-if analysis on a range of potential credit events for each credit Evaluate Assess each credit via robust, collaborative decision-making process Apply disciplined investment criteria Evaluate risk/reward with significant focus on downside risk Size investments at portfolio level across a variety of characteristics Monitor Monitor individual credits and portfolio positioning Execute buy/sell/hold decisions when: Credit event occurs Security becomes overvalued Opportunities with more attractive risk/reward profiles are identified

Corporate Highlights Lend to middle-market companies in both the broadly syndicated and private placement markets Leverage the extensive firm-wide resources and expertise of Oaktree for originations, due diligence and credit selection Provide first lien, floating-rate loans to companies with resilient business models and strong fundamentals Large liquid loans with stable and reliable borrowers Companies across a variety of industries with seasoned management teams Emphasis on capital preservation Maintain portfolio with investments positioned to generate stable, current income across market cycles Highlights As of December 31, 2020 Portfolio $521 million in Total Investments 78 Portfolio Companies Total Assets $553 million Asset Type 86% First Lien 4% Second Lien 10% Joint Venture and Equity Ticker Nasdaq: OCSI Note:Numbers may not sum due to rounding.

Summary of Results for the Quarter Ended December 31, 2020 Net Investment Income $0.14 per share for the quarter ended December 31, 2020, up 7% as compared with $0.13 per share for the quarter ended September 30, 2020 Increase primarily driven by lower interest expense resulting from lower outstanding borrowings and lower Part I incentive fees Dividend Declared a cash distribution of $0.155 per share, an increase of 7% from the prior distribution and the second consecutive quarterly distribution increase Distribution will be payable on February 26, 2021 to stockholders of record as of February 12, 2021 Net Asset Value $9.38 per share as of December 31, 2020, up 4% as compared with $9.05 per share as of September 30, 2020 Increase primarily due to unrealized gains resulting from price increases on liquid debt investments and the impact of tighter credit spreads on private investment valuations Investment Activity $56 million of new investment commitments across 12 companies 8.2% weighted average yield on new investment commitments; 100% first lien Received $34 million of proceeds from prepayments, exits, other paydowns and sales Investment Portfolio $521 million of investments at fair value diversified across 78 portfolio companies 89% senior secured debt 7.3% weighted average debt portfolio yield, up as compared with 7.0% as of September 30, 20201 Capital Structure & Liquidity $253 million of total debt outstanding as of December 31, 2020; 0.91x total debt to equity Liquidity was composed of $14 million of unrestricted cash and $87 million of undrawn capacity on credit facilities2; unfunded commitments were $33 million, approximately $29 million of which can be drawn immediately3 1“Weighted average debt portfolio yield” is the annual stated yield earned plus net annual amortization of original issue discount or premium earned on accruing investments, excluding the Company’s investments in OCSI Glick JV LLC (the “Glick JV”), a joint venture that invests primarily in middle market and other corporate debt securities. 2Credit facility availability subject to borrowing base and other limitations. 3Excludes unfunded commitments to the Glick JV. Approximately $5 million of unfunded commitments were ineligible to be immediately drawn due to certain milestones.

Update on Pending Merger with OCSL OCSL – OCSI Merger Agreement Summary On October 28, 2020, the Company entered into an agreement to merge with and into OCSL, an affiliated business development company managed by Oaktree, with OCSL as the surviving company Under the terms of the proposed merger, the Company’s shareholders will receive an amount of shares of OCSL common stock with a NAV equal to the NAV of shares of the Company’s common stock that they hold at the time of closing The combined company will trade under the ticker symbol “OCSL” on the Nasdaq Global Select Market Recent Developments On January 19, 2021, OCSL filed an amended registration statement on Form N-14, which included a joint proxy statement of OCSL and the Company and OCSL’s prospectus. The registration statement on Form N-14 was declared effective by the SEC on January 21, 2021. On January 21, 2021, the Company filed its definitive proxy statement with the SEC, which was mailed on or about January 21, 2021 to the Company’s stockholders of record as of January 19, 2021 The Company’s special meeting of stockholders and OCSL’s annual meeting of stockholders are both scheduled for March 15, 2021 to vote on the matters described in the definitive proxy statement as required by the Merger Agreement The transaction is expected to close soon after the meetings of stockholders in March 2021, subject to stockholder approval and other customary closing conditions

Portfolio Summary as of December 31, 2020 (As % of total portfolio at fair value; $ in millions) (As % of total portfolio at fair value) Portfolio Composition Top Ten Industries4 Portfolio Characteristics Note:Numbers may not sum due to rounding. 1Excludes OCSI’s share of the return on debt investments in the Glick JV. 2 Excludes negative EBITDA borrowers and recurring revenue software investments. 3Excludes OCSI’s investment in the Glick JV, which was restructured during the quarter ended March 31, 2020 and placed on non-accrual status. Including the Glick JV, non-accruals represented 10.2% of the debt portfolio at fair value as of December 31, 2020. 4 Based on GICS sub-industry classification. Excludes multi-sector holdings, which is composed of investments in the Glick JV. $521 million Total Investments 78 Portfolio Companies 7.3% Weighted Average Yield on Debt Investments $124 million Median Debt Portfolio Company EBITDA2 89% Senior Secured Debt Investments 0 Non-Accruals (Excluding the Glick JV)3 (At fair value) (Excluding the Glick JV)1

Portfolio Diversity OCSI’s portfolio is diverse across borrowers and industries (As % of total portfolio at fair value) (As % of total portfolio at fair value) Portfolio by Industry1 Diversity by Investment Size Top 10 Investments 23% Next 15 Investments 24% Remaining 52 Investments 43% Glick JV 10% Industry % of Portfolio Software 12.7% Commercial Services & Supplies 7.7% Aerospace & Defense 6.7% Media 6.2% IT Services 5.1% Diversified Telecommunication Services 4.5% Chemicals 3.5% Oil, Gas & Consumable Fuels 3.4% Entertainment 3.1% Health Care Providers & Services 3.0% Hotels, Restaurants & Leisure 3.0% Personal Products 3.0% Remaining 19 Industries 27.8% Glick JV 10.2% As of December 31, 2020 Note:Numbers may not sum due to rounding. 1Based on GICS industry classification.

Investment Activity New Investment Highlights ($ in millions) Historical Originations and Exits (As % of new investment commitments; $ in millions) New Investment Composition As of December 31, 2020 Note:Numbers rounded to the nearest million or percentage point and may not sum due to rounding. 1 New funded investments includes drawdowns on existing revolver commitments. Includes $17 million of unsettled purchases as of December 31, 2020. 2Investment exits includes proceeds from prepayments, exits, other paydowns and sales. 2 1 $56 million New Investment Commitments $43 million New Investment Fundings1 8.2% Weighted Average Yield on New Debt Commitments 100% Also Held by Other Oaktree Funds $50 million New Investment Commitments in New Portfolio Companies $5 million New Investment Commitments in Existing Portfolio Companies

As of December 31, 2020 Note:Numbers may not sum due to rounding. 1Excludes investments in the Glick JV. Non-Core Investment Portfolio Detail Portfolio Repositioning Progress1 (As % of non-core investment portfolio at fair value; $ in millions) Non-core Investments by Type (At fair value; $ in millions) Non-core Portfolio Composition $38 Non-Core Investments: 8% of portfolio Non-Core Investments: 58% of portfolio -87% Non-Core Investments +106% Core Investments ($ in millions; at fair value) Only four non-core investments remained as of December 31, 2020

Joint Venture Summary ($ in millions; at fair value) ($ in millions) Joint Venture with GF Equity Funding (“Glick”) Portfolio Summary Cash Flows & Distributions As of December 31, 2020 1Interest rate on subordinated notes was LIBOR + 6.5% prior to the subordinated notes restructuring, which occurred during the quarter ended March 31, 2020. 2Excludes interest paid on the Company’s subordinated notes. Primarily invests in senior secured loans of middle market companies as well as other corporate debt securities Joint venture structure Equity ownership: 87.5% OCSI and 12.5% Glick Shared voting control: 50% OCSI and 50% Glick Funded by $90 million credit facility OCSI’s investments in the Glick JV (at fair value): 12/31/20 9/30/20 6/30/20 3/31/20 12/31/19 Total Investments $142 $131 $128 $137 $158 First Lien 92% 95% 95% 95% 92% Second Lien & Other 8% 5% 5% 5% 8% Number of Debt Investments 42 40 41 44 42 Average Investment Size $3 $3 $3 $3 $4 Non-Accruals 1.3% 1.7% 1.6% 4.2% 0.0% Wt. Avg. Debt Portfolio Yield 6.1% 5.6% 5.6% 5.6% 6.7% Subordinated Notes Restructuring: During the quarter ended March 31, 2020, OCSI’s subordinated note investment in the Glick JV was restructured and placed on non-accrual in response to the more volatile market environment While the Company did not recognize interest income from the Glick JV, the underlying investment portfolio generated net investment income of $1.4 million during the quarter ended December 31, 2020 Subsequent to December 31, 2020, the Glick JV used these proceeds to make a $1.4 million repayment of outstanding principal on the subordinated notes, of which $1.2 million was paid to OCSI ($ in millions) 12/31/20 9/30/20 6/30/20 3/31/20 12/31/19 Subordinated Note (L+4.5%)1 $53 $49 $46 $38 $54 Subordinated Note % Par 83% 76% 70% 57% 82% 87.5% Equity Interest $ - $ - $ - $ - $ - 12/31/20 9/30/20 6/30/20 3/31/20 12/31/19 Net Investment Income $1.4 $1.4 $1.1 $2.0 $1.82 Cash Distributions: OCSI (87.5%) $1.2 $1.0 $1.0 - $1.4 Glick (12.5%) $0.2 $0.1 $0.1 - $0.2 Total Distributions $1.4 $1.1 $1.1 $ - $1.6 Distributions were used to pay down outstanding principal on subordinated notes Placed on non-accrual status; NII was retained to support NAV

Capital Structure & Liquidity Overview ($ in millions) ($ in millions) ($ in millions) Funding Sources Liquidity Rollforward2 Historical Leverage Utilization2 Committed Principal Outstanding Interest Rate Maturity Deutsche Bank Facility $160 $132 LIBOR+2.65% 3/30/2022 Citibank Revolving Credit Facility 180 121 LIBOR+1.70% / 2.25%1 7/18/2023 Total $340 $253 As of December 31, 2020 Note:We have analyzed cash and cash equivalents, availability under our credit facilities, the ability to rotate out of certain assets and amounts of unfunded commitments that could be drawn and believe our liquidity and capital resources are sufficient to take advantage of market opportunities in the current economic climate. 1Interest rate spread depends on asset type. 2Credit facility availability subject to borrowing base and other limitations. 3 Excludes unfunded commitments to the Glick JV. Leverage target: 1.0x to 1.4x debt to equity 2.6% weighted average interest rate on debt outstanding 100% of debt sources are floating rate In compliance with all financial covenants under credit facilities for the December 31, 2020 reporting period 3/31/2020 6/30/2020 9/30/2020 12/31/2020 Credit Facility Committed $405 $405 $351 $340 Credit Facility Drawn (327) (312) (257) (253) Secured Borrowings - - (11) - Cash and Cash Equivalents 22 30 25 14 Total Liquidity 100 123 108 101 Total Unfunded Commitments3 6 18 20 33 Adjusted Liquidity $94 $105 $88 $68 Cash $22 $30 $25 $14 Net Assets $211 $250 $267 $276 Net Leverage 1.44x 1.13x 0.91x 0.87x Total Leverage 1.55x 1.25x 1.00x 0.91x

Appendix

Illustrative OCSL-OCSI Merger Consideration Merger Consideration Highlights Illustrative Example1 OCSI OCSL Combined Total NAV $276.4 $964.9 $1,241.3 Shares Outstanding 29.5 141.0 181.3 NAV Per Share $9.38 $6.85 $6.85 Total merger consideration will be based on the NAVs of OCSL and OCSI determined within 48 hours of closing OCSL to acquire 100% of OCSI in a stock-for-stock transaction, with shares to be exchanged on a NAV-for-NAV basis Merger will result in an ownership split of the combined company proportional to each of OCSL’s and OCSI’s respective NAVs At closing, NAV used in determining the exchange ratio will reflect transaction expenses and any tax-related distributions 1Based on NAVs as of December 31, 2020. NAVs do not include the impact of expenses related to the merger or any tax-related distributions. OCSI NAV Per Share $9.38 OCSL NAV Per Share $6.85 Exchange Ratio 1.37 ($ and share amounts in millions, except per share data)

OCSI & OCSL Comparison (At fair value, $ in thousands) Portfolio and Balance Sheet Metrics OCSL OCSI Combined Portfolio: Investments at Fair Value $1,712,324 $520,996 $2,233,321 Top 10 Investments1 (%) 23% 23% 20% Number of Portfolio Companies 115 78 143 First Lien (%) 60% 86% 66% Second Lien (%) 25% 4% 20% Unsecured (%) 3% - 2% Equity (%) 4% 0.4% 3% Joint Venture Interests (%) 7% 10% 8% Non-Accruals at Fair Value (% of debt portfolio) 0.0% 0.0%2 0.0%2 Debt Investment Overlap1 ($) $797,021 $293,020 Debt Investment Overlap1 (%) 52% 63% Balance Sheet: Total Assets $1,793,903 $552,523 $2,346,426 Cash and Cash Equivalents $24,234 $13,605 $37,839 Total Debt Outstanding3 $694,827 $252,757 $947,584 Net Assets $964,917 $276,441 $1,241,358 Total Debt to Equity Ratio 0.73x 0.91x 0.77x Net Debt to Equity Ratio 0.70x 0.87x 0.74x Unsecured Borrowings3 (%) 43% - 32% Weighted Average Interest Rate on Debt Outstanding 2.7% 2.6% 2.7% As of December 31, 2020 1Excludes investments in the Senior Loan Fund JV I LLC and the Glick JV. 2Excludes OCSI’s investment in the Glick JV, which was restructured during the quarter ended March 31, 2020 and placed on non-accrual status. Including the Glick JV, non-accruals represented 10.2% of the debt portfolio at fair value as of December 31, 2020. 3Net of unamortized financing costs.

Portfolio Highlights ($ in thousands; at fair value) As of 12/31/2020 9/30/2020 6/30/2020 3/31/2020 12/31/2019 Investments at Fair Value $520,996 $502,293 $506,452 $524,379 $584,454 Number of Portfolio Companies 78 78 76 88 84 Average Portfolio Company Debt Investment Size $6,700 $6,600 $6,700 $6,000 $7,100 Asset Class: First Lien 85.7% 86.0% 88.4% 90.6% 88.0% Second Lien 3.6% 3.7% 2.5% 2.2% 2.7% Glick JV 10.2% 9.8% 9.1% 7.2% 9.3% Equity 0.4% 0.5% - % - % - % Interest Rate Type for Debt Investments: % Floating Rate 97.9% 98.1% 98.7% 100.0% 100.0% % Fixed Rate 2.1% 1.9% 1.3% -% -% Yields Weighted Average Yield on Debt Investments1 6.5% 6.3% 5.9% 6.0% 7.2% Weighted Average Yield on Debt Investments (Excluding the Glick JV)2 7.3% 7.0% 6.5% 6.5% 7.1% Cash Component of Weighted Average Yield on Debt Investments 5.5% 5.3% 5.1% 5.5% 7.0% Weighted Average Yield on Total Portfolio Investments3 6.5% 6.3% 5.9% 6.0% 7.2% Note:Numbers may not sum due to rounding. 1Annual stated yield earned plus net annual amortization of original issue discount or premium earned on accruing investments, including our share of the return on the debt investments in the Glick JV. 2Annual stated yield earned plus net annual amortization of original issue discount or premium earned on accruing investments, excluding our share of the return on the debt investments in the Glick JV. 3Annual stated yield earned plus net annual amortization of original issue discount or premium earned on accruing investments and dividend income, including our share of the return on the debt investments in the Glick JV.

Investment Activity ($ in thousands) As of 12/31/2020 9/30/2020 6/30/2020 3/31/2020 12/31/2019 New Investment Commitments $55,800 $54,100 $41,600 $93,900 $34,900 New Funded Investment Activity1 $43,000 $51,900 $34,900 $101,300 $37,900 Proceeds from Prepayments, Exits, Other Paydowns and Sales $34,300 $71,600 $90,700 $83,800 $46,000 Net New Investments2 $8,700 $(19,700) $(55,800) $17,500 $(8,100) New Investment Commitments in New Portfolio Companies 9 9 7 18 9 New Investment Commitments in Existing Portfolio Companies 3 3 2 9 2 Portfolio Company Exits 9 6 19 14 9 Weighted Average Yield at Cost on New Debt Investment Commitments 8.2% 9.5% 9.5% 6.6% 6.6% 1New funded investment activity includes drawdowns on existing revolver commitments. Includes $17 million of unsettled purchases as of December 31, 2020. 2Net new investments consists of new funded investment activity less proceeds from prepayments, exits, other paydowns and sales.

Financial Highlights ($ and number of shares in thousands, except per share amounts) As of 12/31/2020 9/30/2020 6/30/2020 3/31/2020 12/31/2019 Net Investment Income per Share $0.14 $0.13 $0.11 $0.15 $0.16 Net Realized and Unrealized Gains (Losses) per Share $0.34 $0.57 $1.32 $(2.53) $0.05 Earnings (Loss) per Share $0.48 $0.70 $1.43 $(2.38) $0.21 Distributions per Share $0.145 $0.125 $0.125 $0.155 $0.155 NAV per Share $9.38 $9.05 $8.47 $7.17 $9.71 Weighted Average Shares Outstanding 29,467 29,467 29,467 29,467 29,467 Investment Portfolio (at Fair Value) $520,996 $502,293 $506,452 $524,379 $584,454 Cash and Cash Equivalents $13,605 $25,073 $30,103 $21,931 $9,525 Total Assets $552,523 $544,370 $579,325 $589,794 $613,134 Total Debt Outstanding $252,757 $267,586 $312,157 $327,157 $306,157 Net Assets $276,441 $266,681 $249,709 $211,234 $286,017 Total Debt to Equity Ratio 0.91x 1.00x 1.25x 1.55x 1.07x Net Debt to Equity Ratio 0.87x 0.91x 1.13x 1.44x 1.04x Weighted Average Interest Rate on Debt Outstanding 2.6% 2.6% 3.0% 3.8% 4.0%

Net Asset Value Per Share Bridge Note:Net asset value per share amounts are based on the shares outstanding at each respective quarter end. Net investment income per share, net unrealized appreciation / (depreciation), and net realized gain / (loss) are based on the weighted average number of shares outstanding for the period. 1Excludes reclassifications of net unrealized appreciation / (depreciation) to net realized gains / (losses) as a result of investments exited during the quarter. 1 1

Historical Statement of Operations ($ in thousands) For the three months ended 12/31/2020 9/30/2020 6/30/2020 3/31/2020 12/31/2019 Interest income $7,688 $7,730 $7,783 $9,666 $11,212 PIK interest income 1,084 939 744 297 4 Fee income 215 277 109 380 388 Dividend income - 6 - - - Total investment income 8,987 8,952 8,636 10,343 11,603 Base management fee 1,303 1,320 1,375 1,442 1,506 Part I incentive fee 33 343 267 272 992 Interest expense 2,095 2,533 2,995 3,477 3,427 Other operating expenses1 1,555 1,010 830 862 1,002 Total expenses 4,987 5,207 5,468 6,052 6,926 Fees waived - - - (272) (51) Net expenses 4,987 5,207 5,468 5,781 6,876 Net investment income 4,000 3,746 3,169 4,562 4,728 Net unrealized appreciation (depreciation) 10,533 16,405 41,928 (67,418) 1,926 Net realized gains (losses) (500) 505 (2,938) (7,359) (520) Net increase (decrease) in net assets resulting from operations $14,032 $20,656 $42,159 $(70,216) $6,134 Note:Numbers may not sum due to rounding 1Includes professional fees, directors fees, administrator expenses and general and administrative expenses.

Contact: Michael Mosticchio, Investor Relations ocsi-ir@oaktreecapital.com